Exhibit 1.2

V

The Capital of the Company is Rs.39,00,00,00,000 divided into 3,50,00,00,000 Ordinary Shares of Rs.2/- each, 1,00,00,00,000 ‘A’ Ordinary Shares of Rs.2/- each (The Ordinary Shares and the ‘A’ Ordinary Shares are hereinafter together referred to as Ordinary Shares or shares unless otherwise specifically mentioned to the contrary) and 30,00,00,000 Convertible Cumulative Preference Shares of Rs.100/- each

We the several persons whose names and addresses are subscribed are desirous of being formed into a Company, in pursuance of this Memorandum of Association and respectively agree to take the number of shares in the Capital of the Company set opposite our respective names.

Amended vide resolution passed by the Shareholders at the Annual General Meeting of the Company held on August 12, 2011

Ordinary Resolution passed on August 12, 2011

At the Annual General Meeting of the TATA MOTORS LIMITED, duly convened and held at the Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020, on Friday, August 12, 2011 the subjoined Resolution was passed as a Ordinary Resolution:-

“RESOLVED that subject to the provisions of Section 94 and other applicable provisions, if any, of the Companies Act, 1956 (‘the Act’) (including any statutory modification(s) or re-enactment thereof, for the time being in force) and Article 69 of Articles of Association of the Company and subject to the approvals, consents, permissions and sanctions as may be necessary from the concerned authorities or bodies, 70,00,00,000 Ordinary Shares and 20,00,00,000 ‘A’ Ordinary Shares both having a face value of Rs.10/- each in the Authorised Share Capital of the Company be sub-divided into 3,50,00,00,000 Ordinary Shares and 1,00,00,00,000 ‘A’ Ordinary Shares both of Rs.2/- each and that 30,00,00,000 Convertible Cumulative Preference Shares of Rs.100/- each in the Authorised Share Capital of the Company would remain unchanged and that Clause V of the Memorandum of Association of the Company be altered accordingly.”

“RESOLVED FURTHER that pursuant to the said sub-division the 53,83,22,483 Issued and Subscribed Ordinary Shares and 9,63,86,471 Issued and Subscribed ‘A’ Ordinary Shares, both having a face value of Rs.10/- each, [hereinafter together referred to as the ‘Existing Share(s)’] shall stand sub-divided into 2,69,16,12,415 Ordinary Shares of the face value of Rs.2/- each and 48,19,32,355 ‘A’ Ordinary Shares of the face value of Rs.2/- each (hereinafter together referred to as ‘the Shares’).”

“RESOLVED FURTHER that upon the said sub-division of the Existing Share certificate(s) in relation to the existing Ordinary and ‘A’ Ordinary Shares of the face value of Rs.10/- each held in physical form shall be deemed to have been automatically cancelled and be of no effect on and from the Record Date fixed by the Board of Directors of the Company (hereinafter referred to as ‘the Board’, which term shall be deemed to include any Committee which the Board may constitute to exercise its powers, including powers conferred by this resolution) for this purpose and the Company may without requiring the surrender of the certificates for the Existing Shares, directly issue and dispatch new share certificates in lieu thereof, in accordance with the provisions of the Companies (Issue of Share Certificates) Rules, 1960 and in the case of Existing Shares held in dematerialized form or in respect of Members who opt to receive the sub-divided Shares in dematerialized form, the sub-divided Shares shall be credited to the respective beneficiary account of the Members with the Depository Participants.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to take all such steps as may be necessary for obtaining such approvals, to execute all such documents, instruments and writings, to do all such acts, matters and things as may be required in this connection and to delegate all or any of the powers herein vested in the Board to give effect to the aforesaid resolution.”